United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

December 2022

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Ivan Fadel
Date: December 07, 2022		Head of Investor Relations

Vale Day

New York **2022**


VALE

Disclaimer

"This presentation may include statements that present Vale's expectations about future events or results. All statements, when based upon expectations about the future involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; (e) global competition in the markets in which Vale operates; and (f) the estimation of mineral resources and reserves, the exploration of mineral reserves and resources and the development of mining facilities, our ability to obtain or renew licenses, the depletion and exhaustion of mines and mineral reserves and resources. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under "Forward-Looking Statements" and "Risk Factors" in Vale's annual report on Form 20-F.

Opening remarks

Eduardo Bartolomeo, CEO

Strategic roadmap 2019-2022

De-risking

- Brumadinho
- Mariana
- Dam safety
- Production resumption

Reshaping

- Focus on core business
- Elimination of cash drains
- Accretive growth opportunities
- Cost efficiency

Re-rating

- Benchmark in safety
- Best-in-class reliable operator
- Talent-driven organization
- Leader in low carbon mining and ESG practices
- Reference in creating and sharing value

Sound cash flow generation

Discipline in capital allocation

We have materially de-risked and reshaped Vale

De-risking	Brumadinho	• *Agreement with legal certainty* • *~58% of Integral Reparation performed*
	Mariana	• *346 housing solutions delivered by nov/2022* • *R$ 24.7 bn disbursed in reparations initiatives since 2015*
	Dams' safety	• *40% upstream dams in Brazil eliminated by 2022* • *Expects no dams at critical level by 2025*
	Capacity resumption	• *Delivering new assets (e.g., four filtration plants, Maravilhas III dam)* • *Creating resilience to improve flexibility*
Reshaping	Portfolio simplification	• *9 business sold in 5 different countries since 2019* • *Up to US$ 2 bn per year of cash drains eliminated*
	Cost efficiency	• *Flat fixed costs in 2022 and 2023 (vs. 2021)* • *Gradual C1 reduction as volumes increase*
Re-rating	ESG	• *2022 ESG rating upgrade (MSCI and Moody's)* • *Scope 1, 2 and 3 emissions reduction targets defined* • *Green products (e.g. Green briquettes, certified Nickel)*
Capital allocation	Return to shareholders	• *Solid dividend policy (US$ 6.6 bn paid 2022 YTD)* • *Bold buyback programs (~20% of total outstanding shares)*

We have materially de-risked and reshaped Vale

De-risking	**Brumadinho**	• *Agreement with legal certainty* • *~58% of Integral Reparation performed*
	Mariana	• *346 housing solutions delivered by nov/2022* • *R$ 24.7 bn disbursed in reparations initiatives since 2015*
	Dams' safety	• *40% upstream dams in Brazil eliminated by 2022* • *Expects no dams at critical level by 2025*
	Capacity resumption	• *Delivering new assets (e.g., four filtration plants, Maravilhas III dam)* • *Creating resilience to improve flexibility*

We have materially de-risked and reshaped Vale

Reshaping	**Portfolio simplification**	• 9 business sold in 5 different countries since 2019 • Up to US$ 2 bn per year of cash drains eliminated
	Cost efficiency	• Flat fixed costs in 2022 and 2023 (vs. 2021) • Gradual C1 reduction as volumes increase

We have materially de-risked and reshaped Vale

Re-rating

ESG

- *2022 ESG rating upgrade (MSCI and Moody's)*
- *Scope 1, 2 and 3 emissions reduction targets defined*
- *Green products (e.g. Green briquettes, certified Nickel)*

We have materially de-risked and reshaped Vale

Capital allocation	**Return to shareholders**	• *Solid dividend policy (US$ 6.6 bn paid 2022 YTD)* • *Bold buyback programs (~20% of total outstanding shares)*

Strengthening our strategy to the Vale of the future

promote *sustainable mining*

- *People-driven*
- *Reliable operator*
- *Benchmark in safety and dam management*
- *Shared value*
- *Nature positive*

foster *low carbon solutions*

- *Focused on high quality products and resources*
- *Iron Solutions*
- *Energy transition materials*
- *Circular mining*

stay *disciplined*

- *Efficient capital allocation*
- *Attractive cash return to shareholders*
- *Strong balance sheet*
- *Cost and capex efficiency*

We exist to improve life and transform the future. Together.

Sustainable Mining

Eduardo Bartolomeo, CEO



VALE


VALE
We are building
a better Vale

Brumadinho: 58% of the agreement is performed

Main progress:

- **58%** of total payments as per the Integral reparation agreement[1]
- **+13,500** people with individual indemnification agreements[2]
- **R$ 3.2 bn** in individual indemnification signed
- Extra-legal claims closed in January 2022 for most territories[3]



Water treatment plant

[1] Considers the agreement's economic value of R$ 37.7 billion in February 2021, adjusted by the inflation until October 2022. Payments include previous disbursements and judicial deposits, as per the agreement. [2] Individuals covered by indemnification agreements entered into with Vale until December 01, 2022. [3] Excepted for Antônio Pereira/São Gonçalo territories.

Mariana: Renova speeding up reparation

Water monitoring

Water Quality Index – Rio Doce river[1]:


Parque Estadual do Rio Doce
Baixo Guandu (ES)
Governador Valadares
Minimum level required
87
67
76
78
78
87
75
78
66
2017-18
2020-21
2021-22YTD

Renova's disbursements

R$ billion

Increased significantly since 2020


7.8
3.2
2.6
2.1
20.5
3.5
8.3
8.7
28.3
2015-19
2020-22E
TotalE

Resettlements


346 housing solutions delivered by Nov/22[2]
Bento Rodrigues resettlement

Number of housing solutions[3]


Other housing solutions
Houses constructed and refurbished
18
5
13
126
68
58
425
224
201
500
565
2020
2021
2022E
2023E
2024E

[1] Compliance index which compares the water quality results obtained in the monitoring with the legislation's reference values [2]As of November 30, 2022. [3]Interrupted Cases and public buildings are not included.

Boosting our culture for a people-driven organization

Our path for building a better work culture in Vale:

2019
- Cultural Diagnosis
- Review of key behaviors

2020
- Purpose definition
- Culture & VPS integration

2021
- Measurement (Echoes Pulse)
- DE&I scaling up

2022
- Purpose fully linked to the strategy
- Measurement continued

2023
- Sustainable mining strategy development
- Measurement consolidation

Culture as a competitive advantage

Learning together

Ensuring progress by measuring the cultural transformation

Key behaviors - Vale's employees' perception (%)


2020
2022
82
87
64
70
65
73
62
72
61
69
Obsession with Safety and Risk Management
Active Listening and Engagement with Society
Ownership for the Whole
Empowerment with Accountability
Open and Transparent Dialogue

Culture favorability: 75%, increased 5 p.p. vs. 2021

+24,000 employees assessed

Embracing diversity and respectful behaviors

Gender equity:
Total women representation (%)


13.5
21.6
26.0
2019
2022[1]
2025E

Gender equity:
Women in Senior Leadership roles (%)


12.4
22.2
26.0
2019
2022[1]
2025E

Racial equity:
Black employees in Managerial roles (%)


28.9
31.9
40.0
2021
2022[1]
2026E

Zero tolerance with anti-ethical conduct[2]:
+3,000 corrective actions
157 employee's dismissal



[1] As of November 2022. [2] 2021 figures.

VPS[1] puts culture into practice, enabling the reliable operator

Maturity evolution:


2020-21
2022[2]
+30%
1.52
1.98
2020-21
2022YTD

VPS main numbers:


Technical
Method
VPS
Leadership

- Maturity target: 3.00
- 52% reduction in areas below 2.00
- Maturity average increased 30% vs. 2021

[1] VPS stands for Vale's Management System. [2] Data based on Formal Assessments concluded until October 2022.

We are becoming a safer company

Reduction of high-potential recordable injuries (N2)


Limit
N2 (11M22)
66
57
44
29
12
15
10
5
0
2018
2019
2020
2021
2022
2023
2024
2025

Total recordable injury frequency rate (TRIFR)


TRIFR (10M22)
-47%
2.25
3.48
1.98
1.41
1.19
2018
2019
2020
2021
2022

Safety Transformation Program

Number of high-potential recordable injuries (N2) by main critical activity requirements


2019
2022 (11M22)
82% reduction since 2019
Driver drowsiness detection
Artificial Intelligence
4
1
11
2
7
1
Automotive Vehicles
Mobile Equipment
Control of Hazardous Energy

TRIFR - 2021 comparison in mining


Peer compared to Vale
+40%
+59%
+67%
+176%
1.41
1.98
2.24
2.36
3.89
Vale
Peer 1
Peer 2
Peer 3
Peer 4

Eliminating our upstream dams to ensure zero harm

- 100% of the population close to risk areas removed and emergency drills performed
- 4 Backup dams constructed to reduce potential consequences
- 40% of upstream dams in Brazil eliminated by 2022



Dike 3, one of the 5 structures eliminated in 2022


De-characterization program
Click here to watch a video

Actively working to improve dam safety

Structures at emergency level[1]:


Level 3
Level 2
Level 1
35
4
7
24
23
2
7
14
9
4
5
2020²
2022YTD³
2025

8 dams with emergency level removed since the start of the year

B3/B4 removed from critical safety condition (level 3)


~57% tailings removed at B3/B4, and conclusion anticipated to 2025

No dam at critical safety condition by 2025

[1]Includes tailings and sediments dams, dikes and drained stacks. As per the Brazilian regulation and as provided for in each Mining Dams Emergency Action Plan, considering level 3 as the critical emergency level. [2]Considering the maximum number of structures at emergency level in 2020. [3]The 23 structures encompass different heightening methods and include 12 upstream structures.

GISTM[1] compliance reached 90%

2020-2021	2022	2023-2025
1st self-assessment (Sep 2020)	90% GISTM adherence[4]	All tailings' facilities with "Extreme" and "Very high" consequence classification must be compliant by Aug 2023
Gap-assessment (Nov 2021)	GISTM 100 Journey Program	All tailings' facilities not in a state of safe closure must be compliant by Aug 2025
60% GISTM adherence[2] for TSFs[3] with "Extreme" and "Very high" consequence classification (Dec 2021)	Closing the gaps	
	External audit in progress	
What we have done	What we have done	Next steps

[1]Global Industry Standard on Tailings Management. [2]Based on the results of the self-assessment conducted in December 2021, which had the 77 auditable requirements as main source. Structures held by joint-ventures are not included.[3]TSF stands for Tailings Storage Facility. 4 For TSFs with "Extreme" and "Very high" consequence classification.

Contributing to social and economic development



Our social ambition:

To be a *partner company* in the development of *resilient communities*, engaged in *relevant issues to humanity* and committed to *sustainable mining*

ncome Generation Program (AGIR)
çailândia, Maranhão, Brazil

Fighting poverty is essential to develop resilient communities

Multidimensional approach to lift 500,000 people out of extreme poverty


Target
500,000
400,000
300,000
200,000
100,000
# of people
5%
2022
2023
2024
2025
2026
2027
2028
2029
2030

- Education
- Health and Nourishment
- Income generation
- Infrastructure

Supported by partnerships

[1]People living with less than US$2.15 per day, as per the World Bank.

Strengthening relationships with communities



Historical agreement with the Xikrin do Cateté and Kayapós indigenous people

Note: The agreement with the Xikrin community was approved by the court responsible for the Onça Puma, S11D and Salobo projects. Court approval is still pending for the Alemão and Ferro Carajás projects.

Recognizing the climate change urgency and taking action to be nature positive



Stockyard, Serra Norte, Carajás, Pará, Brazil

Our climate change strategic goals:

- Reduce scope 1 and 2 emissions by 33% by 2030
- Reduce net scope 3 emissions by 15% by 2035
- Net zero scope 1 and 2 emissions by 2050
- 100% of renewable electricity in Brazil (2025) and globally by 2030
- Recover and protect +500,000 ha by 2030

We are a nature-based company

We protect ~1,191,000 ha[1] and +600 endangered flora and fauna species, 15% of total endangered species in Brazil


12 times larger than the total area occupied by our operations

Boosting partnerships to go beyond our target:

- Biomas initiative
- PrevisIA
- Supporting startups

[1]Considering compensation measures, voluntary initiatives and partnerships.

Climate Change agenda



Click here to watch a video

Solid path to reduce our scope 1 and 2 emissions

2017

2023

Sol do Cerrado full operation


Sol do Cerrado

~7 p.p of the target

- Biomass based trials to replace fossil fuel in pelletizing and metallurgical processing
- Continue electric trucks pilots


72t electric truck

2025

Two pelletizing plants converted to briquetting


Briquette

~10 p.p of the target

- Zero Scope 2 emissions in Brazil
- Voisey's Bay wind power plant
- End fuel oil consumption in pelletizing and convert two plants to briquetting

2026-2028

~13-27 p.p of the target

- Ramp up electric/alternative fuel trucks and locomotives
- Replacement of coal by low-carbon fuels in most pelletizing and metallurgical processes


100% elétrica
100% electric locomotive

2030

GHG emissions 33% reduction

- Zero Scope 2 emissions globally
- Scope 1 reduction using low-emission and renewable fuels

Notes: Emissions reduction based on 2017 baseline disclosed in Vale's 2021 Integrated Report and data based on the 2022 decarbonization roadmap, which is updated annually and may impact the evolution of the target.



Fostering low-carbon solutions

Energy transition materials

- Unique asset
- 1st Quartile in scopes 1&2 CO_2 emissions[1]
- Carbon verified by third party

Iron solutions

- Best reserves in the industry (Carajás)
- Agglomerates for BF-BOF energy transition
- High-quality tailored solution for DR route

[1]Nickel and copper products. Source: Skarn, Vale.

Strengthening our strategy to the Vale of the future

promote
sustainable mining

- *People-driven*
- *Reliable operator*
- *Benchmark in safety and dam management*
- *Shared value*
- *Nature positive*

foster
low carbon solutions

- *Focused on high quality products and resources*
- *Iron Solutions*
- *Energy transition materials*
- *Circular mining*

stay
disciplined

- *Efficient capital allocation*
- *Attractive cash return to shareholders*
- *Strong balance sheet*
- *Cost and capex efficiency*

We exist to improve life and transform the future. Together.

Iron solutions

Marcello Spinelli, EVP Iron Ore



Developing supply for high-quality growing market segments

Strengthening our portfolio and building iron solutions

Recovering our operational flexibility to deliver quality

Steel demand will grow steadily over the years based on emerging regions and current megatrends

Steel production by region (Mt)


Emerging regions[1]
Others
China
1,955
2,007
2,095
~175 Mt additional steel production from emerging regions[1]
2021
2026
2030

Megatrends for steel demand

- Population and economic growth
- Urbanization
- Onshoring
- Energy transition

[1] Including India, Southeast Asia, Middle East and Africa.

Decarbonization pathway demanding enormous steel production via the DR route

Steel production by metallic source (Mt)


HBI/DRI
BF pig iron
Scrap
1,955
5%
28%
67%
2,007
7%
30%
64%
2,095
9%
32%
60%
2021
2026
2030

Ready-to-use technology with 60% less CO_2 emissions[1]

Demand of high-quality feed (~68% Fe)

Higher obsolescence scrap availability

Usage limited by collection rates and energy costs

Higher availability of low-quality scrap boosts demand for HBI

Decarbonization efforts focused on burden and energy optimization

Demand for high-quality (~65% Fe) and direct charge products

[1]According to IPCC 2019 data, considering scope 1 emissions, assuming the DR-EAF route with natural gas reductant and compared with BF-BOF route. Considering a 75% of sinter and 370kg/t of coke rate in BF-BOF burden mix and not considering carbon capture and storage.

Over 160 Mt of DR and BF agglomerates seaborne demand increase by 2030


Low-grade fines seaborne demand will decrease over the years...
...but demand for BF direct charge products will gradually increase...
...while the roaring DR feed demand will change the industry dynamics
Seaborne iron ore supply/ demand (Mt)
Supply
Demand
CAGR
BF fines and concentrates
Low-grade and 62%Fe fines
Premium fines[1]
-3%
1,175
1,049
926
2021
2026
2030
Challenge to replace ~400 Mt supply depletion[3] until 2030
BF agglomerates[2] and lump
2%
414
476
504
2021
2026
2030
DR agglomerates[2]
Vale's new initiatives to close the supply-demand gap
13%
37
58
109
2021
2026
2030
~70 Mt S-D gap in 2030

[1]Including concentrates. [2]Iron ore pellets and briquettes. [3]Including lump.

Demand bifurcation increasing agglomerated premiums even further

Spread over 62%Fe index (US$/dmt)

Vale's market		2018-2022	2026	2030+
Class 1	DR agglomerate (68%Fe)	74	~78	~95
Class 1	BF agglomerate (65%Fe)	66	~68	~75
Class 1	Premium fines (65%Fe)	18	~20	~22
Class 2	Low-grade fines (58%Fe)	-27	~ -30	~ -30

US$ 125/t pricing spread

What drives medium and long term?

- Shift to greener and more expensive reductants
- Undersupply of high-grade products, especially agglomerates
- Carbon pricing/taxes
- Aging plants demanding solutions to upgrade lifespan

Assumptions: 62%Fe iron ore price (US$/dmt) = 93 (2026) and 75 (2030+); Steel margins (US$/t) = 75 (2026 and 2030+); CO2 price (US$/t) = 19 (2026) and 30 (2030+); Coke price (US$/t) = 317 (2026) and 335 (2030+); and Natural gas price (US$/MMBtu) = 6 (2026 and 2030+).


Strengthening our portfolio and building iron solutions
Blast furnace route energy transition
Growing direct reduction route


Iron solutions
Click here to watch a video

Vale will supply ~100 Mt of agglomerated products


Pellets & briquettes production (Mt)
BF Agglomerates
DR Agglomerates
~33
36-40
50-55
~100
2022
2023
2026
2030+

Leader in pelletizing process

- ~25% of global seaborne market share in 2022
- Plants in Brazil and Oman

Increasing supply by briquetting

- First plant start-up in 1H23 (Tubarão)[1]
  8 plants under evaluation (including co-located plants)
- Environmentally friendly agglomerate: less fossil fuels, particulates and water usage
- Similar VIU to pellets, but half costs and 1/3 Capex

[1]Two plants are under construction at Tubarão with 6 Mtpy total capacity. First plant is expected to start-up in 1H23 and second plant is expected to start-up in 2H23.

Mega Hubs: supplying green solutions to the steel industry

Mega Hubs concept


Mining
(Brazil)
Concentration plants
Agglomeration plants
(briquetting and pelletizing)
Direct reduction plants
(HBI)
Local
EAF clients
EAF clients
(ex-Hub)
BF-BOF clients
(ex-Hub)
Vale's operations
Mega Hub located

Volumes (Mt, preliminary estimates)


30
>20
15
2032+
>10
15
2027+
10
HBI
DR Briquette

Geographical diversification with three agreements signed to study the development in the Middle East and others under evaluation in Brazil and US

How to overcome the high-quality feedstock challenge?

Vale's concentration solutions

New



Tailings filtration

Usage of wet processing with dry tailings disposal at stockpiles

4 tailings filtration plants at Conceição, Cauê, Brucutu and Vargem Grande



Dry concentration

First industrial plant under construction at Vargem Grande with start-up in 2024

8 Mtpy plant in Oman expected to be approved in 2023



Third-party concentration facilities

Usage of concentration capacity where concentration by-products (sand) have commercial value

~10 Mt concentrated in 2022



Northern System ore concentration

Investment to generate DR quality feed from IOCJ to fulfill the newcoming demand from 2027 onwards

Circular mining approach through the recycling of tailings as co-products

Recovering our operational flexibility to deliver quality



Operation resumption: lessons learned in the new way to operate

Iron ore production[1] (Mt)


Minas Gerais operations[1]
Serra Norte & Leste
S11D
385
191
58
136
302
113
73
115
~310
~136
~70
~104
2018
2019
2022

Reorganization and stabilization after Brumadinho

- Structures under strict geotechnical review
- New regulatory framework
- Start-up of tailings filtration plants in 2021 and 2022
- Ongoing development of tailings/waste stockpile

S11D performance

- Improved orebody knowledge and new asset learning curve
- Jaspilite/waste processing challenges

Serra Norte licensing restrictions

- Mine depletion and licensing is impacting production base
- New orebodies under approval and development

[1]Including Midwestern System production in 2018 and 2019.

A more stringent license process requires a new approach

Licensing challenges

Southeastern and Southern Systems

Significant regulatory changes after 2019

Northern System

Conservation of the biome supported by extensive studies

What are we doing to advance?

- **Sustainable projects:** new way to operate; less water usage; conveyor belts; and electric trucks
- **Supporting studies:** ~US$ 140 million invested by ITV[1] in the Amazon[2]; cooperation/investments with environmental agencies ~US$ 42 million[3] until 2030[4]
- **Institutional front:** project portfolio prioritization; active listening to agencies and communities' requests


ITV researcher at Serra Norte site

[1]Vale Institute of Technology. [2]Considering investments in the last 12 years. [3]BRL@5.20
[4]Additional to Sustainability and Carajás Forest conservation investments.

Several assets under construction and coming online

Licensing status: Main licenses achieved[1] · Under licensing process

Initiative front: Quality · Volume

Northern System

Asset	Timing	Initiative	Licensing status	Initiative front
Serra Norte	4Q22	Gelado project start-up	Main licenses achieved	Quality, Volume
Serra Norte	2H24	N3 mining front start-up	Under licensing process	Quality, Volume
Serra Norte	2023 2026	Licensing and opening of new mining fronts	Under licensing process	Quality, Volume
S11D	4Q22	+10Mt project commissioning	Main licenses achieved	Quality, Volume
S11D	2H25	Serra Sul 120 project start-up	Main licenses achieved	Quality, Volume
S11D	2026	Crusher to process large compact waste/jaspilite	Main licenses achieved	Quality, Volume
Serra Leste	2026	Expansion to 10 Mtpy	Main licenses achieved	Volume

Southeastern System

Asset	Timing	Initiative	Licensing status	Initiative front
Brucutu	2Q23	Torto dam start-up	Main licenses achieved	Quality
Brucutu	2023	Tailings/waste areas licensing and development	Under licensing process	Quality, Volume
Itabira	2Q23	Itabiruçu dam raising phase 2 works conclusion	Main licenses achieved	Quality, Volume
Itabira	2023	Tailings/waste areas licensing and development	Under licensing process	Quality, Volume
Capanema	1H25	Project start-up	Main licenses achieved	Volume

Southern System

Asset	Timing	Initiative	Licensing status	Initiative front
Vargem Grande	2H23	Capitão do Mato and Tamanduá mines licensing	Under licensing process	Volume
Vargem Grande	1H24	VGR1 plant revamp for wet processing resumption	Main licenses achieved	Quality, Volume
Paraopeba	2Q23	Capão Xavier mine licensing	Under licensing process	Volume
Paraopeba	2023	Tailings/waste areas licensing and development	Under licensing process	Volume

[1]Considering preliminary and installation license granted to develop the project.

Focused on enhancing quality whistly gradually recovering capacity

Iron ore production[1] (Mt)


Minas Gerais operations[1]
S11D
Serra Norte & Leste
Average sales Fe content
385
191
58
136
2018
302
113
73
115
2019
62.3%
~310
~136
~70
~104
2022
62.9%
310-320
2023
~63.5%
340-360
2026
~64%
>360
2030+

Production plan revised
Adjusted to licensing challenges

Delivering quality
Focus on increasing high-quality volumes

Gradual capacity increase
More flexibility to offset setbacks

[1]Including Midwestern System production in 2018 and 2019.

Potential contribution of ~US$ 4 billion EBITDA[1] from higher premiums and volumes by 2026

Vale's product portfolio (%)


Others
IOCJ + BRBF
BF Agglomerates
DR Agglomaretes
Vale's all-in premiums² (US$/t)
~7
~8
8-12
18-25
25%
63%
6%
5%
23%
63%
8%
6%
15%
70%
9%
7%
10%
64%
11%
16%
2022
2023
2026
2030+

- Better quality premiums due to the impact of decarbonization trends
- Increase of 70 Mt in high-quality agglomerate production by 2030+
- All-in premiums increasing to ~US$ 12/t by 2026 and ~US$ 25/t by 2030+
- Substantial EBITDA creation by volumes and premium portfolio combined[1]

[1]Considering the delta all-in premium and sales volumes increase (2026 vs. 2022) and based on 3Q22 EBITDA margin of ~US$50/t. [2]Including iron ore fines quality adjustment and iron ore fines pellet adjustment. Forecasts depend on market conditions.

Key takeaways

- Decarbonization will create a market segmentation with increased volume demand and superior premiums
- Accelerating implementation of breakthrough iron solutions to attend more stringent demands of steelmakers
- Optimized portfolio to reach 100 Mt of agglomerated products by 2030+ with geographical diversification
- Iron solutions will create substantial value to clients, society and shareholders

Energy Transition Materials

Deshnee Naidoo, EVP Base Metals

Questions?

valeday@vale.com



VALE

Energy transition offers once in a lifetime opportunity

Total demand
million tonnes of finished metal


EV
Renewables
Others
Ni
4.0
5.1
6.2
2021
2025E
2030E
Cu
29.9
33.2
37.4
2021
2025E
2030E

~50% increase in total demand

~19% py growth in demand in EV segment

~10% py growth in demand in renewables


Multi-decade shift in demand driven by decarbonization and energy transition
EV supply chain development and critical minerals security
Supply-demand imbalance attracting interest across the industry
ESG driving product and price differentiation

The right set of assets placed in the right jurisdictions to succeed


Well-positioned to support and supply North America EV growth
Thompson
Sudbury
Port Colborne
Voisey's Bay
Long Harbour
Clydach
Canada
Ni 3.0 Mt
Cu 2.6 Mt
Matsusaka
Attractive exposure to Indonesia
A Tier 1 mining complex with growth optionality
Onça Puma
Salobo
Sossego
Brazil
Ni 2.2 Mt
Cu 15.6 Mt
Hu'u
PTVI
Indonesia
Ni 8.4 Mt
Cu 17.6 Mt
Ni
Cu
Contained metal in Mineral Resources inclusive of Mineral Reserves¹
Mine & Mill
Smelter/Refinery
New Hub

¹Mineral Resources contained metal (Measured, Indicated and Inferred categories), inclusive of Mineral Reserve, reflects our disclosure on Form 20-F as of December 31, 2021 and shown in 100% basis, not reflecting Vale's interest. Values have been rounded and does not include metallurgical recovery.

The right approach to foster a sustainable economy

Strong ESG standard products...

- Verified low-carbon products
- >90% of Base Metals electricity from clean sources
- Sustainable relationships with communities

Pivoting towards Electric Vehicles...

- Contracts with key OEMs: Tesla, Northvolt and GM
- Advancing studies for a Nickel Sulfate project in Quebec – 25kt Ni in $NiSO_4$, with LT commercial agreement signed with GM
- Currently 5% of our Class I is sold to EV, LT contract with GM redirects further 15-20%

Building a virtuous circle...

Recycling

- Improving capabilities for recycling battery e-waste

Mining

- 2ktpy of Ni from waste
- 60ktpa Indonesian HPAL project using ore diverted from waste

Processing

- 5ktpy of Cu from Thompson precipitates
- ~2 ktpy of Ni recycled from slags


Building
stable foundations
to succeed
KENDRA



Integrated Remote Operating Center (iROC)

Click here to watch a video

iROC today

PRODUCTIVITY

10% overall productivity uplift achieved in Coleman and Creighton mines in 2022

CONNECTIVITY

Largest private underground LTE network in the world, 45km of LTE cables.

SAFETY

55 Mobile Equipment connected with IOT

84 Mobile Equipment with live Telemetry

1,200 Location Awareness Beacons installed

Progressing on the path of improvement in North Atlantic...

More productive underground operations through iROC & VPS

Delivered CCM 1 and continued to ramp up VBME

Mine maintenance with enlarged scope to improve ground controls

Progressing on mid-term mine plan with >100% increase in mine development ACD[1] in 2022


North Atlantic Mines: Daily Ore Production Rate
kilotonnes per day
15
14
14
17
18 - 20
Q1 2022
Q2 2022
Q3 2022
Q4 2022e
2023e

[1]Annual capital development.

... while improving stability in South Atlantic

Salobo mine: Total material moved
million tonnes


137
112
105
124
140
2019
2020
2021
2022e
2023e

- Debottleneck of Salobo mine – pit redesign, mine pumping system repowering, two-side loading and excavation
- Concluded extended maintenance at Sossego SAG mill
- Revised maintenance program to improve plant reliability in South Atlantic Copper

Growing copper production; nickel impacted by planned overhaul and VBME

Copper production

kt


~260
335 - 370
2022
Salobo 3
Stability in South Atlantic
Ramp-up CCM1 + Sudbury productivity
Waste-to-value
2023

Key planned events

- Salobo 3 ramp-up
- Continued stabilization of Salobo 1 & 2 and Sossego

Nickel production

kt


~180
160 – 175
2022
VBME transition
Onça Puma furnace rebuild
Creighton shaft overhaul
Ramp-up CCM1 + Sudbury productivity
3rd party feed
2023

Key planned events

- Depletion of Ovoid and ramp-up of VBME
- Creighton shaft overhaul in Q3
Onça Puma 6-month furnace rebuild starting in Q4

Accelerating the next wave of growth



Accelerating exploration of our strong resource base

>60% increase in drilling since 2019


2022
631 km
2021
527 km
2020
397 km
2019
382 km

Exploration Drilling – km per year


1.2
1.7
~1.6
~2.0
+35%
+10%
2021
2022/2023¹

Nickel Sulfide R&R – Mt Ni contained

Reserve Resource²

Increasing our high-grade, polymetallic sulfide resources while replenishing reserves


9
27
9
~34
stable reserves
+25%
2021
2022/2023¹

Copper R&R– Mt Cu contained

Reserve Resource²

Supporting our copper growth pipeline: Hu-u, Salobo and South Hub

[1]Mineral reserves and mineral resources preliminary expectations. Values have been rounded and does not include metallurgical recovery. [2]Mineral Resources contained metal, exclusive of Mineral Reserve, reflects our disclosure on Form 20-F as of December 31, 2021 and shown in 100% basis, not reflecting Vale's interest. Values have been rounded.

Advancing our project pipeline


North Atlantic
South Atlantic
Indonesia
Exploration / Conceptual
Scoping Study
Prefeasibility Study
Definitive Feasibility Study
Execution
Nickel
Pipe Pit
SN Ella
South Mystery
Manitoba Ultramafics
Sudbury Exp. Targets
Voisey's Bay Exp. Targets
Cryderman
CCM 4
Blezard
Stobie Pit
Ella/Capre
Manitoba Ext Ph 2
Victor
Sorowako Limonites
Creighton Ph 5
Pomalaa
CCM Pit
CCM 3
CCM 1
VBME
Manitoba Ext. Ph 1
Bahodopi
Onça Puma 2nd furnace
Copper
South Hub Exp. Targets
Salobo Satellite
Other Carajas Exp. Targets
North Hub
Salobo IV
Hu'u
118
Visconde
Barão
Cristalino
Alemão
Bacaba
Salobo 3
Expected capacity from projects
Ni Equivalent kt
20
40
Cu Equivalent kt
50
100

[1]Victor is expected to produce ~20kt of copper. It is allocated to the nickel business as it should feed into the North Atlantic nickel flowsheet. [2]Includes both replacement and growth projects capacity. [3]Includes indirect share of Vale in Indonesian JVs. [4]Includes copper produced as by-product of nickel projects. Includes gold produced as by-product of copper projects. Nickel and Copper equivalent calculations based on long term price assumptions [5]Hu'u added at 100% basis. Hu'u is 100% owned by PT Sumbawa Timur Mining (STM), an Indonesian private joint-venture company owned by Eastern Star Resources Pty Ltd (80%) and PT Aneka Tambang (20%). Eastern Star Resources Pty Ltd is 100% owned by Vale.

Delivering successfully the Salobo 3 project



- Start-up on Nov 30th
- World class operational readiness program
- 30-40 ktpy additional copper production
- Improved plant reliability vs. Salobo I&II
- 10-15% reduction in overall unit cost
- Over 40% female workforce
- Full capacity to be achieved in Q4 2024

2022, December

Approving projects to enable growth in nickel



Approval of Onça Puma 2nd furnace

+12-15 ktpy Ni in FeNi

>50y LOM and additional resource upside

More stable and efficient operations: 15% reduction in overall unit cost

CAPEX: US$ 555 million | Startup: 1H25



Approval of Bahodopi project

73 ktpy Ni in FeNi (49% PTVI)

Mine (100% PTVI): ~US$ 400 million

RKEF JV (49% PTVI): US$ 2.3 billion (of which PTVI: US$ 1.1 billion), including 600MW Natural Gas Power Plant


VALE

Pomalaa agreement signed

Up to 120 ktpy Ni in MHP

Call option to acquire up to 30% equity of the HPAL once completed

PTVI to own 100% of the mine

MoC[1] with Huayou and Ford for a 3-party relationship to process PTVI's nickel ores from Pomalaa block

[1]MoC = Memorandum of Cooperation

Advancing replacement projects through feasibility study


Ni
Clarabelle mill, Sudbury


Cu
Sossego mill, Carajas

Creighton Ph 5

Start-up: 2027-2029
20 - 24 ktpy Ni
17 - 20 ktpy Cu

High-grade polymetallic ores at Creighton deeps

15-year life of mine

Advanced to FS/FEL 3 in 2022

CCM Pit

Start-up: 2026-2027
12 - 15 ktpy Ni
7 - 9 ktpy Cu

Recommissioning of a high-volume open pit mine in Sudbury

~7-year life of mine

Advanced to FS/FEL 3 in 2022

Victor

Start-up: 2028
~5 ktpy Ni
~20 ktpy Cu

Set of high-grade polymetallic deposits with a focus on copper

Studies with Glencore

South Hub

Start-up: 2026+
~60 ktpy Cu

Extending the life of Sossego plant

Bacaba and Cristalino projects most advanced: FS/FEL 3 stage

Planned anticipation of Bacaba development

Investment decision expected in 2023

Strong growth opportunities at the right jurisdictions



Well-positioned to support and supply North America EV and renewables growth

Carajas

Alemão (60 ktpy)

High grade copper deposit
Mine life: ~ 22 years
Start-up: 2027+
Stage: FEL 3 / DFS

North Hub (70 - 100 ktpy)

Development of Northern deposits
Start-up: 2030+
Stage: *FEL 1 / Scoping*

North Atlantic

Thompson Ultramafic

Large nickel ultramafic-hosted deposit
Stage: Exploration

Voisey's Bay Exploration targets

Recent drill results confirm exploration potential for new discoveries and extended life of mine
Stage: Exploration

A Tier 1 mining complex with growth optionality

Attractive exposure to Indonesia

Indonesia

Hu'u (up to 350 ktpy)

World class copper project with predicted mine life of >45 years
Startup: 2030+
Stage: FEL 2 / PFS

Sorowako HPAL (60 ktpy)

Convert already mined limonite into revenue.
Signed Heads of Agreement with Huayou for same commercial structure as Pomalaa HPAL with 30% call option
Start-up: 2027 Stage: FEL 3

Actioning a plan to meet the needs of the Energy Transition

Copper production
ktpy


335-370
390-420
~900
2023
2026
2030+

Mid-term projects

+ Salobo 3
R South Hub extension

Long-term potential

+ Alemão
+ North Hub
R Carajas additional optionalities
+ Hu'u

R Replacement project +Growth project

Nickel production
ktpy


Indonesian
JV's exposure
160-175
230-245
200-220
>300
2023
2026
2030+

Mid-term projects

R Replacement capacity in Canada
+ Pomalaa and Bahodopi exposure
+ Onça Puma 2nd furnace

Long-term potential

+ Thompson Ultramafics
+ Sorowako HPAL exposure
+ Joint Venture projects and offtakes

R Replacement project +Growth project

Key takeaways

- Energy transition provides once in a lifetime opportunity
- High-quality low-carbon products to support the energy transition
- Strong social and environmental practices, having circular mining as a pillar of our business
- Taking the right actions for improved performance
- Advancing development of our robust pipeline of project to support accretive growth opportunities

Stay disciplined

Gustavo Pimenta, CFO

Non-replicable future-facing commodities platform

Unique attributes...

- Largest pure future-facing commodity player
- Ring-fenced governance with a dedicated Board
- Access to competitive capital to fund US$ 20 bn+ capex[1]
- Readiness to attract and retain top talent in the industry

...generating high interest from potential partners

- Long-term and strategic partners engaged
- Use of proceeds: finance accretive growth opportunities

...with a dedicated vehicle


Minority Investor
(up to 10%)
Vale S.A.
Vale Base Metals
(VBM)
Iron Solutions
Business
VCL
(Nickel Canada)
JV's
(Hu'u)
Onça Puma
(Nickel Brazil)
Salobo Metais
(Copper Brazil)
PTVI

[1]Vale's equity share including sustaining and growth.

Promoting strong ESG practices for a more sustainable mining while driving perception changes

Vale's ESG rating

	End of 2019	End of 2021	Today	Goal
Sustainalytics *(the lower, the better)*	54.5	39.1	39.1[2]	Be a leader in ESG practices
ISS Governance *(the lower, the better)*	10	6	1	
MSCI	CCC	CCC	B	
DJSI[1] *(the higher, the better)*	45	63	67	
Moody's	-	CIS-4[3]	CIS-2[4]	

What we are doing to enhance perception

- Closing ESG gaps
- Active engagement with key stakeholders
- Closing major legacy controversies
- Transparency evolution
- UNGC Principles continuous commitment

[1]Dow Jones Sustainability Index World. Also known by CSA (S&P Global's Corporate Sustainability Assessment). [2]Sustainalytics last annual review was in 2021. [3]Highly negative. [4]Neutral-to-low.

Investing in exploration to foster optionality and sustain long-life mine

Increasing exploration activities to meet our strategic goals

Mineral exploration R&D expenses (US$ million)


128
~170
~180
~250
~300
~350
2021
2022
2023
2024
2025
2026

Iron ore	Support high quality production with lower all-in costs, replenishing reserves
Nickel	Increase production and grow reserves while reducing costs
Copper	Substantially increase exposure to the copper industry

Remaining focused on cost efficiency

~US$ 800 million savings in 2022-2023[4]

Iron ore fines C1 cash cost - ex. 3rd party purchase (US$/t)


2022's fixed cost inflation totally offset
Mainly diesel
Mainly higher strip ratio at Serra Norte
17.2
FX
16.5
19.5-20
20-21
2021 (FX adjusted)
Volumes, mix & inventory effect
Cost efficiency (net change[1])
Variable costs change
2022[2]
New way to operate[3]
Geological inflation
Cost efficiency (net change[1])
2023[2]

[1]Net of inflation. [2]2022 BRL/USD exchange rate of 5.16 and 2023 BRL/USD exchange rate of 5.20 . [3]Including tailings filtration plants ramp-up, health & safety, dam management, geotechnics, risk and sustainability costs. [4]In Ferrous business, including fixed costs initiatives already captured in 2022 and mapped for 2023.

Among the lowest cost producers in the industry

	All-in costs[1]			
	2022	2023	2026	
Iron Ore	US$ 49/t	US$ 47/t	US$ 42/t	• Higher premiums and share of agglomerated products, lower bunker costs and higher volumes / fixed cost dilution
Nickel	US$ 13,000/t	US$ 13,000/t	US$ 10,000/t	• Higher volume of premium materials in the mix[2], and fixed cost dilution (VBME and CCM 1 ramp-up), Onça Puma 2nd Furnace
Copper	US$ 4,000/t	US$ 3,200/t	US$ 2,600/t	• Higher volumes and fixed cost dilution, Salobo 3 ramp-up and productivity improvements

[1]Approximately all-in costs after by-products before sustaining investment. [2]Including by-products.

Stable and disciplined capex program supporting operational reliability and accretive growth opportunities

Capital expenditure (US$ billion)


Growth
Sustaining[1]
~5.5
6.0
6.0-6.5
2022
2023
Next years (average)[2]

- Controlled and efficient capex to sustain production level
- Low carbon agenda initiatives
- Accretive growth opportunity

[1]Includes replacement investment. [2]Related to 2024-2027.

Ensuring reparation and fulfilling our commitments

Brumadinho & Mariana commitments (US$ billion)[1]

	2022	2023	2024	2025	2026	2027+
Decharacterization	0.4	0.4	0.5	0.5	0.5	2.4[4]
Brumadinho agreements[2]	1.4	1.1	0.9	0.6	0.9	0.0
Incurred expenses	0.6	0.5	0.5	0.4	0.3	0.3[5]
Samarco & Renova[3]	0.4	1.9	1.0	0.3	0.1	0.1[6]
Total	2.8	3.9	2.9	1.8	1.8	2.8

- More stable and longer annual cash outlays
- 58% of Reparation Agreement completed by 2022[7]
- Gradual reduction throughout the years
- Performing on TTAC

[1] Amounts stated include inflation adjustments, net of judicial deposits and without discount to present value, considering average BRL/USD exchange rate of 5,4066. [2] Includes Integral Reparation Agreement, individual, labor and emergency indemnifications, tailing removal and containment works. [3] Includes Germano dam decharacterization provision. [4] Related to 2027-2035. [5] Related to 2027. [6] Mainly related to 2027. [7] As of November 28th, 2022.

A highly disciplined capital allocation framework

Shareholder remuneration
US$ billion


Share buyback
Extraordinary dividends[1]
Dividends[1]
Free cash flow returned to shareholder (%)
36%
3.3
0.9
2.4
95%
19.1
5.6
5.9
7.6
219%
11.6
5.0
0.7
5.9
2020
2021
Up to 3Q22

Vale returned US$ 34 billion to shareholders since 2020, ~50% of market cap[2]

[1]Includes interest on capital. [2]Market capitalization of Nov 29th, 2022.

Expected to generate significant cash for distributions

Free cash flow 2026[1]
US$ billion

Iron ore price (US$/dmt)	Nickel / Copper price ('000 US$/t) 20 / 7.5	22 / 9.0	24 / 10.5
90	5.7	6.6	7.5
100	8.1	9.0	9.9
110	10.5	11.5	12.4

~7-16% of free cash flow yield[2]

Excess cash will be allocated among share buybacks and extraordinary dividends

[1] Sensitive analysis. The free cash flow estimated does not consider dividends, buybacks and other capital allocation options. [2] As of December 5th, 2022

Closing remarks

Eduardo, CEO

Strengthening our strategy to the Vale of the future

promote *sustainable mining*

- *People-driven*
- *Reliable operator*
- *Benchmark in safety and dam management*
- *Shared value*
- *Nature positive*

foster *low carbon solutions*

- *Focused on high quality products and resources*
- *Iron Solutions*
- *Energy transition materials*
- *Circular mining*

stay *disciplined*

- *Efficient capital allocation*
- *Attractive cash return to shareholders*
- *Strong balance sheet*
- *Cost and capex efficiency*

We exist to improve life and transform the future. Together.

VALE